                                                                                       Filed by The Royal Bank of Scotland Group plc

                                      This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

                                                                                               Subject Company: ABN AMRO Holdings NV

                                                                                                   Commission File Number: 001-14624

                                                                                                                Date: April 27, 2007

On April 27, 2007, Royal Bank of Scotland, Fortis and Santander issued the following press release:

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27 April 2007 - Fortis, RBS and Santander Announcement

Fortis,  RBS and Santander  (collectively,  the "Banks")  announce that they have notified the  Supervisory  and Managing Boards of ABN
AMRO yesterday  evening of their  intention to make a public offer ("the Offer") for 100% of the issued and  outstanding  share capital of ABN AMRO on a fully  diluted  basis.  This  notification  has been  occasioned by the terms of the contract ABN AMRO has signed with
Bank of America regarding LaSalle Bank.

Under Dutch  regulations,  the Banks are not  permitted  to provide  details of the price  indicated  in their notice today to ABN AMRO within the 7 days period referred to in section 9d(2) of the Besluit  toezicht  effectenverkeer  1995 (the  "Decree").  Shareholders of
ABN AMRO are invited to refer to the press release issued by the Banks on 25 April.

The Banks  continue  to believe  that their  proposals  offer  materially  higher  value for ABN AMRO's  shareholders  and  benefits to customers  and  employees  compared with the  recommended  offer from  Barclays.  The Banks have invited the  Supervisory  and Managing
Boards of ABN AMRO to discuss the Banks' proposals further as soon as possible.

This is an announcement in accordance with section 9b(2)(b) and section 9d(2) of the Decree.

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Important Information

In connection  with a potential  transaction  involving ABN AMRO,  the Banks may be required to file relevant  documents  with the SEC.
Such documents,  however,  are not currently available.  INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL  TRANSACTION
IF AND WHEN THEY BECOME  AVAILABLE,  BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION.  Investors will be able to obtain a free copy of such documents  without charge,  at the SEC's website  (http://www.sec.gov)  once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This  communication  shall not constitute an offer to sell or the  solicitation of an offer to buy any  securities,  nor shall there be any sale of securities  in any  jurisdiction  in which such offer,  solicitation  or sale would be unlawful  prior to  registration  or qualification  under the  securities  laws of any such  jurisdiction.  No offering  of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain  "forward-looking  statements".  These statements are based on the current expectations of the Banks and are naturally  subject to  uncertainty  and changes in  circumstances.  Forward-looking  statements  include,  without  limitation, statements  typically  containing  words such as  "intends",  "expects",  "anticipates",  "targets",  "estimates"  and words of similar import.  By their  nature,  forward-looking  statements  involve  risk and  uncertainty  because  they  relate to events  and depend on circumstances  that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those  expressed or implied by such  forward-looking  statements.  These factors  include,  but are not limited to, the presence of a competitive  offer for ABN AMRO,  whether the Banks and ABN AMRO enter into any definitive  agreement with respect to the potential  transaction,  satisfaction  of any conditions to the potential  transaction,  including  receipt of required  regulatory and anti-trust approvals,  the anticipated benefits of the potential transaction not being realized,  the separation and integration of ABN
AMRO and its assets  among the Banks  being  materially  delayed or more  costly or  difficult  than  expected,  as well as  additional factors, such as changes in economic conditions,  changes in the regulatory  environment,  fluctuations in interest and exchange rates, the outcome of  litigation  and  government  actions.  Other  unknown or  unpredictable  factors  could cause actual  results to differ materially  from those in the  forward-looking  statements.  None of the Banks  undertake any  obligation to update  publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.